Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 5 DATED DECEMBER 18, 2015
TO THE PROSPECTUS DATED OCTOBER 16, 2015
This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated October 16, 2015, as supplemented by Supplement No. 1 dated November 10, 2015, Supplement No. 2 dated November 12, 2015, Supplement No. 3 dated December 1, 2015 and Supplement No. 4 dated December 16, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering;

•	the origination of a subordinate interest; and

•	the origination of a first mortgage loan.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of December 17, 2015, we received and accepted subscriptions in our offering for 84.9 million shares, or $845.1 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of December 17, 2015, 80.9 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a Subordinate Interest
On December 14, 2015, we, through a subsidiary of our operating partnership, originated a $28.6 million subordinate interest, or the subordinate interest, to partially capitalize the development of a $206.2 million (inclusive of the most recent appraised value of the land), 82 unit 6-story residential project located in New York, New York, or the project. The project, which is expected to be completed in 2018, is being developed by an affiliate, or the common member, of a commercial real estate developer with substantial local experience, or the project sponsor. We initially funded $19.8 million of the subordinate interest with proceeds from our offering and will fund the remaining $8.8 million over the next 34 months, subject to the satisfaction of certain conditions including the achievement of performance thresholds and construction milestones.

The project is located on a full block in the heart of the East Village. The project will be built on 29,074 square feet of land and will be comprised of 100,608 sellable square feet, or SF, of residential space and approximately 11,341 rentable SF of retail space, with various full-service luxury amenities, including 24-hour attended lobby, swimming pool and fitness and spa facilities. In connection with the subordinate interest, certain affiliates of the project sponsor have agreed to guaranty completion of the project in accordance with plans and specifications pre-approved by us.

The subordinate interest bears interest at a floating rate of 12.5% over the one-month London Interbank Offered Rate, or LIBOR. The subordinate interest was originated at a 0.50% discount and we will earn an exit fee in connection with any redemption in whole or in part of the subordinate interest in an amount equal to 1.0% of any outstanding amount of capital being redeemed at that time. The initial term of the subordinate interest is 36 months, with one one-year extension option available to the common member, subject to the satisfaction of, among other things, certain performance tests. The subordinate interest may be redeemed by the common member at any time, provided that if the subordinate interest is redeemed in full prior to the second anniversary of the closing, then the common member is required to pay an amount such that we receive 125% of the sum of our contributed capital through the date of such redemption. The common member has agreed to comply with various financial and other covenants. In addition, events of default are standard for investments of this type and include, for example, payment and covenant breaches, insolvency of the common member, the occurrence of an event of default relating to the project or a change in control of the common member.

At the time of closing, the project sponsor has contributed $45.6 million of equity toward the completion of the project (inclusive of the most recent appraised value of the land). The remaining anticipated project cost is being financed with a $132.0 million senior loan provided by an unaffiliated third-party lender, or the senior borrowing. An affiliate of the common member will pay interest on the senior borrowing at a floating rate of 3.25% over one-month LIBOR. The senior borrowing may be prepaid without penalty at any time.

The loan-to-cost ratio, or the LTC of the subordinate interest is approximately 78%. The LTC is the amount loaned to the common member and its affiliate in connection with the project, including any senior debt, over the total costs expected to complete the project.

Origination of a First Mortgage Loan
On December 14, 2015, we, through a subsidiary of our operating partnership, originated a $46.0 million senior mortgage loan, or the senior loan, secured primarily by a portfolio of two full-service hotels located in Atlanta, Georgia, collectively, the portfolio. We funded the senior loan with proceeds from our public offering.
The portfolio is comprised of a 101-room full-service hotel located in midtown Atlanta and a 102-room full-service hotel located in downtown Atlanta, totaling 306,733 of hotel space SF and approximately 20,653 SF of retail space, as well as an adjacent one-acre land parcel. The portfolio is located in close proximity to major thoroughfares, public transportation, and major cultural and educational landmarks. The sponsor has executed a franchise agreement with a nationally recognized hospitality brand and plans to invest an additional $4.2 million (approximately $21,000 per room) in connection with an approved property improvement plan. The borrower is an affiliate of a hotel owner and full service management company that currently manages over 2,300 rooms nationally across a variety of hospitality brands, or the borrower.
The senior loan bears interest at a floating rate of 5.75% over one-month LIBOR. The senior loan was originated at a 1.0% discount and we will earn an exit fee equal to 1.0% of the outstanding amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to obtain third-party financing for the senior loan in the future. The initial term of the senior loan is 36 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the greater of (1) 1.0% of such prepayment and (2) the remaining interest due on the amount prepaid through month 24 calculated at the interest rate in effect at the time of such prepayment. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 75%. The LTV ratio is the amount loaned to the borrower net of certain reserves funded and controlled by us and our affiliates, if any, over the appraised value of the portfolio at the time of origination.

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